[NETtel Communications, Inc. letterhead]




                           July 6, 2000


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    NETtel Communications, Inc
            Registration Statement on Form S-1 filed on April 21, 2000, as amended
            Commission File No. 333-35354

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, NETtel Communications, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1, filed on April 21, 2000 and amended on May 19, 2000, Commission File No. 333-35354 (the "Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. The Company confirms that no securities have been issued or sold pursuant to the Registration Statement.

     Please contact Andrew M. Ray, Esq. of Swidler Berlin Shereff Friedman at 202-424-7585 if you have any questions regarding this request.

                                    Respectfully submitted,

                                    /s/ James F. Kenefick

                                    James F. Kenefick
                                    Chief Executive Officer